# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PepGen Inc., CIK 0001835597
CUSIP: 713317105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Harrison Avenue, 8th Floor, Boston, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,482,434; sole dispositive power 0; shared dispositive power 3,482,434; aggregate amount beneficially owned 3,482,434 (5.03% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,482,434; sole dispositive power 0; shared dispositive power 3,482,434; aggregate amount beneficially owned 3,482,434 (5.03% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,482,434; sole dispositive power 0; shared dispositive power 3,482,434; aggregate amount beneficially owned 3,482,434 (5.03% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,482,434; sole dispositive power 0; shared dispositive power 3,482,434; aggregate amount beneficially owned 3,482,434 (5.03% of the class)
  Comment: See Item 4
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,482,434; sole dispositive power 0; shared dispositive power 3,482,434; aggregate amount beneficially owned 3,482,434 (5.03% of the class)
  Comment: See Item 4
- KAVRA 16 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,030,680; sole dispositive power 0; shared dispositive power 1,030,680; aggregate amount beneficially owned 1,030,680 (1.5% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,482,434; sole dispositive power 0; shared dispositive power 3,482,434; aggregate amount beneficially owned 3,482,434 (5.03% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,482,434; sole dispositive power 0; shared dispositive power 3,482,434; aggregate amount beneficially owned 3,482,434 (5.03% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: PepGen Inc.
Address of issuer's principal executive offices: 321 Harrison Avenue, 8th Floor, Boston, Massachusetts, 02118

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),
Viking Global Opportunities GP LLC ("Opportunities GP"),
Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),
Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"),
KAVRA 16 LLC ("KAVRA 16"),
O. Andreas Halvorsen and Rose S. Shabet (collectively, the "Reporting Persons")

Effective March 31, 2026, David C. Ott ("Mr. Ott") retired from his roles as Advisory Director of VGI and Executive Committee Member of each of Viking Global Partners LLC (the general partner of VGI) and Opportunities Parent. Accordingly, this Amendment No. 1 is being filed to remove Mr. Ott as a Reporting Person from this Schedule 13G, as Mr. Ott is no longer a beneficial owner of any of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP, Opportunities Portfolio GP and KAVRA 16 are Delaware limited liability companies; VGOP is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and Rose S. Shabet is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 3,482,434

VGI provides managerial services to VGOP and KAVRA 16. VGI has the authority to dispose of and vote the shares of Common Stock directly held by VGOP and KAVRA 16.

Based on Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGOP and KAVRA 16. VGI does not directly own any shares of Common Stock.

VGI beneficially owns 3,482,434 shares of Common Stock consisting of (i) 2,451,754 shares of Common Stock directly and beneficially owned by VGOP and (ii) 1,030,680 shares of Common Stock directly and beneficially owned by KAVRA 16.

Opportunities Parent: 3,482,434

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOP and KAVRA 16. Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock directly held by VGOP and KAVRA 16.

Opportunities Parent beneficially owns 3,482,434 shares of Common Stock consisting of (i) 2,451,754 shares of Common Stock directly and beneficially owned by VGOP and (ii) 1,030,680 shares of Common Stock directly and beneficially owned by KAVRA 16.

Opportunities GP: 3,482,434

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOP and KAVRA 16. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

Opportunities GP beneficially owns 3,482,434 shares of Common Stock consisting of (i) 2,451,754 shares of Common Stock directly and beneficially owned by VGOP and (ii) 1,030,680 shares of Common Stock directly and beneficially owned by KAVRA 16.

Opportunities Portfolio GP: 3,482,434

Opportunities Portfolio GP serves as the general partner of VGOP, which is the sole member of KAVRA 16, and has the authority to dispose of and vote the shares of Common Stock directly owned by VGOP and KAVRA 16. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP and KAVRA 16.

Opportunities Portfolio GP beneficially owns 3,482,434 shares of Common Stock consisting of (i) 2,451,754 shares of Common Stock directly and beneficially owned by VGOP and (ii) 1,030,680 shares of Common Stock directly and beneficially owned by KAVRA 16.

VGOP: 3,482,434

VGOP has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

KAVRA 16: 1,030,680

KAVRA 16 has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to KAVRA 16. The membership interests of KAVRA 16 are held by VGOP. Opportunities Portfolio GP is the general partner of VGOP.

O. Andreas Halvorsen and Rose S. Shabet: 3,482,434

Mr. Halvorsen and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities Parent. Neither Mr. Halvorsen nor Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGOP and KAVRA 16.

Mr. Halvorsen and Ms. Shabet each beneficially own 3,482,434 shares of Common Stock consisting of (i) 2,451,754 shares of Common Stock directly and beneficially owned by VGOP and (ii) 1,030,680 shares of Common Stock directly and beneficially owned by KAVRA 16.
Percent of class:
The percentages set forth herein are based on 69,167,958 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the "Commission") on May 12, 2026.

VGI: 5.03%
Opportunities Parent: 5.03%
Opportunities GP: 5.03%
Opportunities Portfolio GP: 5.03%
VGOP: 5.03%
KAVRA 16: 1.5%
O. Andreas Halvorsen and Rose S. Shabet: 5.03%
Sole power to vote or to direct the vote:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
KAVRA 16: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 3,482,434
Opportunities Parent: 3,482,434
Opportunities GP: 3,482,434
Opportunities Portfolio GP: 3,482,434
VGOP: 3,482,434
KAVRA 16: 1,030,680
O. Andreas Halvorsen and Rose S. Shabet: 3,482,434
Sole power to dispose or to direct the disposition:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
KAVRA 16: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 3,482,434
Opportunities Parent: 3,482,434
Opportunities GP: 3,482,434
Opportunities Portfolio GP: 3,482,434
VGOP: 3,482,434
KAVRA 16: 1,030,680
O. Andreas Halvorsen and Rose S. Shabet: 3,482,434

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2) (05/15/2026)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2) (05/15/2026)
- KAVRA 16 LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of KAVRA 16 LLC (1)(2) (05/15/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (05/15/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (2) (05/15/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of KAVRA 16 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of KAVRA 16 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).